FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of March 2005


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)




                                  SCHEDULE 11
          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.
--- -----------------------                ---- ------------------------

1.  Name of company                         2.  Name of director

    COLT Telecom Group plc                      Antony Bates
--- -----------------------                ---- ------------------------

3.  Please state whether notification       4.  Name of the registered holder(s)
--- indicates that it is in respect of     ---- and, if more than one holder,
    holding of the shareholder named in 2       the number of shares held by
    above or in respect of a                    each of them (if notified)
    non-beneficial interest or in the case      ------------------------
    of an individual holder if it is a
    holding of that person's spouse or
    children under the age of 18 or in
    respect of an non-beneficial
    interest
    -----------------------

5.  Please state whether notification       6.  Please state the nature of the
--- relates to a person(s) connected with  ---- transaction. For PEP
    the director named in 2 above and           transactions please indicate
    identify the connected person(s)            whether general/ single co PEP
    -----------------------                     and if discretionary/non
                                                discretionary /non discretionary
                                                 ------------------------

7.  Number of shares  8.  Percentage of     9. Number of       10. Percentage of
--- /amount of stock ---- issued class         shares/amount   --- issued class
    acquired              (any treasury        of stock            (any treasury
    ------------          shares held by       disposed            shares held
                          company should                           by company
                          not be taken                             should not be
                          into account                             taken into
                          when calculating                         account when
                          percentage)                              calculating
                                                                   percentage)
                          ------------                             -------------
                                            --- -----------

11. Class of         12.  Price per         13. Date of        14. Date company
--- security         ---- share             --- transaction        informed
    ------------          ------------


15. Total holding following this            16.  Total percentage holding of
    notification                                 issued class following this
                                                 notification (any treasury
                                                 shares held by company should
                                                 not be taken into account when
                                                 calculating percentage)
------------------------------------------------

If a director has been granted options by the company please complete the following boxes.
--- -----------------------                ---- ------------------------

17. Date of grant                          18.  Period during which or date on
                                                which exercisable

    24th March 2005                             24th March 2008 to 24th March
                                                2015
--- -----------------------                ---- ------------------------

19. Total amount paid (if any) for grant   20.  Description of shares or
    of the option                               debentures involved: class,
                                                number

                                                4,000,000 ordinary shares
---                ----------------------- ---- ------------------------

21. Exercise price (if fixed at time of    22.  Total number of shares or
    grant) or indication that price is to       debentures over which options
    be fixed at time of exercise                held following this notification

    GBP 0.495                                   4,500,000
--- -----------------------              ----   ------------------------

23. Any additional information             24.  Name of contact and telephone
                                                number for queries

                                                John Doherty 020 7390 3681

                                                Gill Maclean 020 7863 5314
---                ----------------------- ---- ------------------------

25. Name and signature of authorised company official responsible for making this notification

    Adrian Goodenough

Date of notification - 24th March 2005
-------------------------------------------------



                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 24 March 2005                                  COLT Telecom Group plc



                                                     By: ___Jane Forrest___


                                                     Jane Forrest
                                                     Company Secretary